

October 12, 2011

Via Facsimile
Mr. Satoru Sakamoto
Director and Senior Managing Executive Officer
Kubota Corporation
2-47, Shikitsuhigashi 1-Chome,
Naniwa-Ku, Osaka, JAPAN

     Re: **Kubota Corporation**
                 Form 20-F for the fiscal year ended March 31, 2011
                 Filed June 30, 2011
                 File No. 1-07294

Dear Mr. Sakamoto:

We have reviewed your response to our comment letter dated August 31, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any the information you provide in response to this comment, we may have additional comments.

Note 18 – Commitments and Contingencies, page F-34

(Accounting for Asbestos-Related Expenses), page F-36

We have read your response to prior comment three of our letter dated August 31, 2011. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please more comprehensively explain why you do not have or cannot obtain the information necessary to allow you to develop range of loss estimates based on information such as number of historical claims (periodic and cumulative), number of claims settled and the average payments made. Please help us better understand your assertion that historical requests for payments represent only a portion of ultimate outcome, which is not deemed to contribute to the estimate of the rest of the outcome. Also please further expand on your statement that "the

Company believes that it is not practicable even approximately to estimate future requests based on only time series data of historical requests." Please clarify why the historical information you have along with information provided by your health & safety planning & promotion department is not sufficient to allow you to estimate a range of loss.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief